Exhibit 99.1

CureVac Chief Technology Officer to Pursue New Career outside Biotech Industry

TÜBINGEN, Germany/ BOSTON, USA – January 17, 2022 – CureVac N.V. (Nasdaq: CVAC), a global biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (“mRNA”), today announced that the company’s Chief Technology Officer, Dr. Mariola Fotin-Mleczek, will resign from CureVac effective January 31, 2022. Mariola exits her role at CureVac after nearly 16 years of scientific leadership at the company, and 33 years in Germany, with plans to pursue a family business outside the biotech industry in her home country of Poland. Further development of CureVac's unique mRNA technology platform will be led by Dr. Igor Splawski, Chief Scientific Officer of CureVac, and spearheaded by Dr. Patrick Baumhof, Senior Vice President Technology, who has a 15-year scientific tenure with the company. The consolidated scientific frontend will seamlessly integrate with the subsequent clinical development of new mRNA-based vaccines and therapeutics.

“On behalf of the supervisory board, I would like to wholeheartedly thank Mariola for her longstanding and exceptional commitment to CureVac and wish her all the best in the next chapter,” said Jean Stéphenne, Chairman of the Supervisory Board of CureVac. “Mariola’s dedication and expertise helped to build CureVac and fundamentally contributed to the advancement of mRNA technology as a whole.”

“Mariola’s groundbreaking work and innovations in mRNA technology have strongly contributed to CureVac becoming the world’s pioneering company to harness mRNA for medical purposes,” added Dr. Franz-Werner Haas, Chief Executive Officer of CureVac. “Her leadership and outstanding scientific expertise have been invaluable over the last 16 years. It is as a dear colleague and with her personality that she has impacted CureVac’s innovation culture most.”

“It has been a great privilege to be part of the CureVac story and to work alongside such innovative teams for such a long time,” said Dr. Mariola Fotin-Mleczek. “mRNA has emerged as a key technology to address some of today’s most pressing healthcare needs, and to have been part of the journey makes me very proud. I would like to thank all of my CureVac colleagues and the supervisory board for their support and loyalty.”

Mariola Fotin-Mleczek joined CureVac in May 2006 and became a member of the management board in 2013, first as Chief Scientific Officer and as Chief Technology Officer in 2018. As a scientist trained in immunology and cell biology, Mariola was responsible for the development and preclinical testing of CureVac’s mRNA technology platform across the therapeutic areas of prophylactic vaccines, oncology and molecular therapy. She is co-inventor of multiple key mRNA technology-related patents and has authored more than 30 scientific publications with a focus on mRNA technology.

About CureVac

CureVac is a global biopharmaceutical company in the field of messenger RNA (mRNA) technology, with more than 20 years of expertise in developing and optimizing this versatile biological molecule for medical purposes. The principle of CureVac’s proprietary technology is the use of optimized mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a broad range of diseases. In July 2020, CureVac entered in a collaboration with GSK to jointly develop new products in prophylactic vaccines for infectious diseases based on CureVac’s second-generation mRNA technology. This collaboration was later extended to the development of second-generation COVID-19 vaccine candidates, and modified mRNA vaccine technologies. Based on its proprietary technology, CureVac has built a deep clinical pipeline across the areas of prophylactic vaccines, cancer therapies, antibody therapies, and the treatment of rare diseases. CureVac had its initial public offering on the New York Nasdaq in August 2020. It is headquartered in Tübingen, Germany, and employs more than 700 people at its sites in Tübingen, Frankfurt, and Boston, USA.

CureVac Investor Relations Contact

Dr. Sarah Fakih, Vice President Corporate Communications and Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

CureVac Media Contact

Bettina Jödicke-Braas, Manager Communications

CureVac, Tübingen, Germany

T: +49 7071 9883-1087

bettina.joedicke-braas@curevac.com

Forward-Looking Statements CureVac

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac N.V. and/or its wholly owned subsidiaries CureVac AG, CureVac Real Estate GmbH, CureVac Inc., CureVac Swiss AG and CureVac Corporate Services GmbH (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the potential efficacy of the company’s vaccine and treatment candidates and the company’s strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, and fluctuations of operating results due to the effect of exchange rates or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.